

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2024

Matthias Bodenstedt
Chief Financial Officer
MoonLake Immunotherapeutics
Dorfstrasse 29, 6300
Zug Switzerland

      Re: MoonLake Immunotherapeutics
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-39630

Dear Matthias Bodenstedt:

We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Exhibits

1.   We note that your officers' Section 906 certifications furnished in Exhibits 32.1 and 32.2 pursuant to Rule 13-a14(b) of the Exchange Act refer to the year ended December 31, 2022 rather than for the year ended December 31, 2023. Please file a full amendment to your Form 10-K which includes corrected and currently dated Section 906 certifications.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences